UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

07 May 2020

Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

This report on Form 6-K is being filed for the purposes of incorporation by reference in the Registration Statements on Form F-3 (File No. 333-221130) and Form S-8 (File No. 333-168426). This report shall be deemed filed and incorporated by reference in such Registration Statements and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

This document includes portions from the previously published results announcement of Equinor ASA as of, and for the three months ended 31 March 2020, as revised to comply with the requirements of Item 10(e) of Regulation S-K regarding non-GAAP financial information promulgated by the U.S. Securities and Exchange Commission. This document does not update or otherwise supplement the information contained in the previously published results announcement.

Equinor first quarter 2020 results

Equinor reports IFRS net operating income of USD 0.06 billion and IFRS net income of negative USD 0.71 billion, following net impairments of USD 2.45 billion.

The first quarter was characterised by

•           Rapid and forceful response to the Covid-19 pandemic, the fall in commodity prices and the market uncertainty

☐      Launch of a USD 3 billion action plan for 2020 to strengthen financial resilience

☐      Suspension of share buy-back under the share buy-back programme

☐      Cash dividend for first quarter reduced to USD 0.09 per share

•           Solid cash flow and net debt ratio(1)  at 25.8%

•           Financial results impacted by lower commodity prices

•           Solid operational performance with record high production and successful ramp-up to a higher plateau production level at Johan Sverdrup at the end of April

“The Covid-19 pandemic is impacting people, societies and industries across the world. Joint efforts by individuals, governments and companies are necessary to respond to the current global emergency. We are all in this together and Equinor has launched a forceful and rapid response. Safety is our first priority and we have taken actions to keep our people safe and healthy, contribute positively in the societies in which we operate and mitigate spread of the virus. We have also taken forceful actions to strengthen our financial resilience, and we are prepared to take further measures as necessary to protect people, operations and value creation,” says Eldar Sætre, President and CEO of Equinor ASA.

“In times like this, with the current unprecedented market conditions and uncertainties, it is more important than ever to have a clear direction for the long-term development of the company. Our values and strategy remain firm, and we are committed to develop Equinor as a broad energy company. It is a sound business strategy to ensure competitiveness and drive change towards a low carbon future, based on a strong commitment to value creation for our shareholders,” says Sætre.

“Our financial results in the quarter were impacted by the lower commodity prices. However, we delivered strong operational performance with record high production and solid cash flow under these market conditions. Uncertainty remains high with very low commodity prices and increased differentials towards the end of first quarter and in the start of the second quarter. We will continue to prioritise value over volume and have already reduced activity, particularly in the US onshore. We will consider further activity reductions and use the flexibility we have in our portfolio as necessary,” says Sætre.

IFRS net operating income was USD 0.06 billion in the first quarter, down from USD 4.73 billion in the same period of 2019. IFRS net income was negative USD 0.71 billion in the first quarter, down from positive USD 1.71 billion in the first quarter of 2019. Lower prices for both liquids and gas impacted the earnings for the quarter.

Net operating income was impacted by net impairment charges of USD 2.45 billion, of which USD 0.86 billion relates to assets at the Norwegian continental shelf and USD 1.40 billion to the international portfolio. Impairments are mainly triggered by reduction in short-term price assumptions.

In first quarter, Equinor announced a plan for reducing costs(2) for 2020 by around USD 700 million compared to original estimates. Operating costs in first quarter 2020, were improved from last quarter and we see lower unit production costs. For E&P Norway Equinor saw lower prices with increased production and high regularity. Results in the E&P International segment were impacted by the low prices on both gas and liquids, despite a slight reduction of operating costs and increase in production. The Marketing, Midstream and Processing segment reported strong results from European natural gas offset by the effects of weak refinery margins and product trading in a demanding volatile market. Equinor delivered record high electricity production from the renewable business.

Equinor delivered record high total equity production of 2,233 mboe per day in the first quarter, up 3% from the same period in 2019. The flexibility in the gas fields was used to defer production into periods with higher expected gas prices. Successful ramp-up of new fields as well as new well capacity, contributed to growth in production. The ramp-up of Johan Sverdrup contributes significantly to the increased production in the quarter, and the field reached a higher plateau production level at 470,000 boe per day in late April. Equinor expects to deliver an average annual production growth of around 3% from 2019 to 2026. Due to market uncertainties, government imposed production curtailments and Equinor’s value over volume approach, Equinor has suspended further production

(1) This is a non-GAAP figure. Comparison numbers and reconciliation to IFRS are presented in the table Calculation of capital employed and net debt to capital employed ratio as shown under the Supplementary section in the report.

(2) Operating cost (excluding variable cost such as transportation and processing), sales and general administration and field development costs. Expensed exploration costs are not included.

guidance for 2020.

At the end of first quarter 2020 Equinor has completed 5 exploration wells with 3 commercial discoveries, and 17 wells were ongoing. Exploration expenses in the quarter were USD 0.64 billion, compared to USD 0.27 billion in the same quarter of 2019.

Cash flows provided by operating activities before taxes paid and changes in working capital amounted to USD 4.50 billion in the first quarter, compared to USD 6.45 billion in 2019. IFRS capital expenditures were USD 2.60 billion for the three first months of 2020. Organic capital expenditure [5] was USD 2.30 billion for the three first months of 2020. Equinor expects an organic capex of around USD 8.5 billion for 2020 and is updating its organic capex expectation for 2021 to around USD 10 billion. At the closing of the quarter net debt to capital employed1 was 25.8%, up two percentage points mainly as a result of currency impact on equity. Following the implementation of IFRS 16, net debt to capital employed1 was 31.3%.

The board of directors has decided a cash dividend of USD 0.09 per share for the first quarter 2020, a reduction of 67% compared to the proposed fourth quarter 2019 dividend level.

The twelve-month average Serious Incident Frequency (SIF) for the period ending 31 March was 0.6 for 2020 and in 2019. The twelve-month average Recordable Injury Frequency (TRIF) for the period ending 31 March was 2.3 for 2020, compared to 2.9 in 2019.

	Quarters			Change
(in USD million, unless stated otherwise)	Q1 2020	Q4 2019	Q1 2019	Q1 on Q1

Net operating income/(loss)	58	1,516	4,732	(99%)
Net income/(loss)	(705)	(230)	1,712	N/A
Total equity liquids and gas production (mboe per day) [4]	2,233	2,198	2,178	3%
Group average liquids price (USD/bbl) [1]	44.2	56.5	55.8	(21%)

GROUP REVIEW

First quarter 2020

Total equity liquids and gas production [4] was 2,233 mboe per day in the first quarter of 2020, up 3% compared to 2,178 mboe per day in the first quarter of 2019. The increase was mainly due to contributions from new fields on the NCS and in the UK, in addition to new wells in the US onshore business. The increase was partially offset by expected natural decline, portfolio changes and reduced flexible gas production due to lower prices(2) this quarter.

Total entitlement liquids and gas production [3] was 2,076 mboe per day in the first quarter of 2020, up 4% compared to 2,001 mboe per day in the first quarter of 2019. In addition to the factors mentioned above, production was positively influenced by lower effects from production sharing agreements (PSA) [4], and lower US royalty volumes. The net effect of PSA and US royalties was 157 mboe per day in total in the first quarter of 2020 compared to 177 mboe per day in the first quarter of 2019.

Condensed income statement under IFRS	Quarters			Change
(unaudited, in USD million)	Q1 2020	Q4 2019	Q1 2019	Q1 on Q1

Total revenues and other income	15,130	15,169	16,482	(8%)

Purchases [net of inventory variation]	(7,396)	(6,603)	(6,656)	11%
Operating and administrative expenses	(2,603)	(2,405)	(2,639)	(1%)
Depreciation, amortisation and net impairment losses	(4,438)	(4,165)	(2,188)	>100%
Exploration expenses	(635)	(480)	(268)	>100%

Net operating income/(loss)	58	1,516	4,732	(99%)

Net financial items	23	(495)	149	(85%)

Income before tax	81	1,020	4,881	(98%)

Income tax	(786)	(1,250)	(3,168)	(75%)

Net income/(loss)	(705)	(230)	1,712	N/A

(1) This is a non-GAAP figure. Comparison numbers and reconciliation to IFRS are presented in the table Calculation of capital employed and net debt to capital employed ratio as shown under the Supplementary section in the report.

(2) For more information, see note 8 Impact of the Covid-19 pandemic and oil price decline to the Condensed interim financial statements

Net operating income was USD 58 million in the first quarter of 2020, compared to USD 4,732 million in the first quarter of 2019. The decrease was primarily due to net impairments mainly related to decreased short-term oil price assumptions and construction delays mainly caused by the Covid-19 pandemic (3). Lower liquids and gas prices in the E&P reporting segments and weak refinery margins and liquids trading in MMP added to the decrease.

In the first quarter of 2020, net operating income was negatively impacted mainly by net impairments of USD 2,452 million3 and operational storage effects of USD 343 million.

In the first quarter of 2019, net operating income was positively impacted by changes in unrealised fair value of derivatives and inventory hedge contracts of USD 706 million and an impairment reversal of USD 116 million. In addition, net operating income was negatively impacted by an implementation effect of USD 123 million from a change of accounting policy for lifting imbalances.

Total revenues and other income were USD 15,130 million in the first quarter of 2020 compared to USD 16,482 million in the first quarter of 2019 decreased mainly due to lower average prices for liquids and gas, partially offset by higher sales volumes.

Purchases [net of inventory variation] [6] were USD 7,396 million in the first quarter of 2020, compared to USD 6,656 million in the first quarter of 2019. The increase was mainly due to higher third-party crude oil and gas volumes, partially offset by lower average prices for liquids and gas.

Operating and administrative expenses were USD 2,603 million in the first quarter of 2020, compared to USD 2,639 million in the first quarter of 2019. The decrease was mainly due to the positive NOK/USD currency exchange rate development and reduced Gassled removal costs in E&P Norway. Lower royalties and production fees in addition to portfolio changes in E&P International added to the decrease. Higher transportation costs for liquids especially in MMP mostly offset the decrease.

Depreciation, amortisation and net impairment losses were USD 4,438 million in the first quarter of 2020, compared to USD 2,188 million in the first quarter of 2019. The increase was primarily due to net impairments mainly related to decreased short-term oil price assumptions and construction delays mainly caused by the Covid-19 pandemic3. Ramp-up of new fields, especially on the NCS and in the UK in addition to increased investment mainly in the US onshore business added to the increase, partially offset by higher proved reserves estimates, the positive NOK/USD exchange rate development and a lower cost base due to impairments of assets.

Exploration expenses were USD 635 million in the first quarter of 2020, compared to USD 268 million in first quarter of 2019. The increase was mainly due to impairment of assets, higher drilling costs and a higher portion of exploration expenditure capitalised earlier years being expensed this quarter. A higher portion of exploration expenditures being capitalised and lower seismic costs this quarter partially offset the increase. For more information, see the table titled Exploration expenses in the Supplementary disclosures.

Net financial items amounted to a gain of USD 23 million in the first quarter of 2020, compared to a gain of USD 149 million in the first quarter of 2019. The negative change of USD 126 million is mainly due to loss on interest income and other financial items of USD 122 million and a gain on derivatives related to the long-term debt portfolio of USD 193 million in the first quarter of 2020, compared to a gain of USD 211 million and a gain of USD 306 million in the first quarter of 2019. This is partially offset by a gain of USD 297 million on net foreign exchange in the first quarter of 2020, compared to a loss of USD 12 million in the first quarter of 2019.

(3) For more information, see note 2 Segments and note 8 Impact of the Covid-19 pandemic and oil price decline to the Condensed interim financial statements.

Income taxes were USD 786 million in the first quarter of 2020. The effective tax rate was more than 100%. In the first quarter of 2019, income taxes were USD 3,168 million and the effective tax rate was 64.9%. Please see note 5  Income taxes to the Condensed interim financial statements for information related to income taxes.

Net income in the first  quarter of 2020 was a USD 705 million loss, down from positive USD 1,712 million in the first  quarter of 2019. The decrease was mainly due to negative changes in net operating income as discussed above in addition to negative changes for net financial items, partially offset by lower income tax.

Cash flows provided by operating activities decreased by USD 91 million compared to the first quarter of 2019. The decrease was mainly due to lower liquids and gas prices, partially offset by a change in working capital, increased cash flow from derivatives and decreased tax payments.

Cash flows used in investing activities decreased by USD 3,106 million compared to the first quarter of 2019. The decrease was mainly due to decreased financial investments.

Cash flows used in financing activities increased by USD 96 million compared to the first quarter of 2019. The increase was mainly due to increased collateral payments related to derivatives, partially offset by decreased payment of short-term debt.

Total cash flows increased by USD 2,918 million compared to the first quarter of 2019.

Free cash flow (5) in the first quarter of 2020 was USD 362 million compared to USD 1,837 million in the first quarter of 2019. The decrease was mainly due to lower liquids and gas prices, partially offset by increased cash flow from derivatives and decreased tax payments.

OUTLOOK

•           Organic capital expenditures (5) are estimated at around USD 8.5 billion for 2020 (4), around USD 10 billion for 2021 (4), and around USD 12 billion annual average for 2022-2023

•           Equinor intends to continue to mature its attractive portfolio of exploration assets and estimates a total exploration activity level of around USD 1 billion for 2020, excluding signature bonuses and field development costs

•           Equinor’s ambition is to keep the unit of production cost in the top quartile of its peer group

•           For the period 2019–2026, production growth [7] is expected to come from new projects resulting in around 3% CAGR (Compound Annual Growth Rate) based on current forecast

•           Scheduled maintenance activity is estimated to reduce equity production by around 25 mboe per day for the full year of 2020

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks  and uncertainties because they relate to events and depend on circumstances that will occur in the future. We continue to monitor the impact of Covid-19 on our operations. Deferral of production to create future value, production cuts, gas off-take, timing of new capacity coming on stream, operational regularity, impact of Covid-19, activity level in the US onshore, as well as uncertainty around the closing of the announced transactions represent the most significant risks related to the foregoing production guidance. There has been considerable uncertainty created by the Covid-19 pandemic and we are unable to predict the impact of this event. Our future financial performance, including cash flow and liquidity, will be impacted by the extent and duration of the current market conditions, the development in realised prices, including price differentials and the effectiveness of actions taken in response to the pandemic.  We cannot predict how long current supply and demand imbalances will last or what the ultimate impact of Covid- 19 will be on general economic conditions worldwide. For further information, see section 5.7 Forward-looking statements.

(4) USD/NOK exchange rate assumption of 11.0.

EXPLORATION & PRODUCTION NORWAY

First quarter 2020 review

Average daily production of liquids and gas increased by 4% to 1,394 mboe per day in the first quarter of 2020, compared to
1,337 mboe per day in the first quarter of 2019. The increase was mainly due to positive contributions from new fields, partially offset by expected natural decline, reduced flexible gas production and reduced ownership in some fields.

Net operating income was USD 967 million in the first quarter of 2020 compared to USD 3,119 million in the first quarter of 2019. The decrease was mainly due to lower gas transfer price and liquids price in addition to impairment of assets(5).

In the first quarter of 2020, net operating income was negatively impacted by impairment of assets of USD 859 million and a negative impact from net underlifted volumes of USD 31 million. In the first quarter of 2019, net operating income was negatively impacted by an implementation effect of USD 42 million from a change of accounting policy for lifting imbalances, in addition to a net negative impact of USD 58 million from underlifted volumes in the quarter.

Total revenues and other income decreased mainly due to lower gas transfer price and liquids price, partially offset by higher crude oil volumes.

Operating and administrative expenses  decreased mainly due to reduced Gassled removal costs and the NOK/USD exchange rate development, partially offset by transportation and ramp-up of new fields.

Depreciation, amortisation and net impairment losses increased mainly due to impairment of asset and ramp-up of new fields, partially offset by the NOK/USD exchange rate development, net decrease in field specific production and increased proved reserves on several fields.

Exploration expenses  decreased mainly due to higher portion of exploration expenditure being capitalised this quarter and lower seismic costs, partially offset by higher drilling costs.

Income statement under IFRS	Quarters			Change
(in USD million)	Q1 2020	Q4 2019	Q1 2019	Q1 on Q1

Total revenues and other income	3,537	4,956	4,988	(29%)

Operating and administrative expenses	(635)	(842)	(736)	(14%)
Depreciation, amortisation and net impairment losses	(1,841)	(2,494)	(1,019)	81%
Exploration expenses	(94)	(142)	(114)	(17%)

Net operating income/(loss)	967	1,476	3,119	(69%)

(5) For more information, see note 2 Segments and note 8 Impact of the Covid-19 pandemic and oil price decline to the Condensed interim financial statements.

EXPLORATION & PRODUCTION INTERNATIONAL

First quarter 2020 review

Average daily equity production of liquids and gas was 839 mboe per day in the first quarter of 2020, slightly lower than 841 mboe per day in the first quarter of 2019. Expected natural decline and negative effects from portfolio changes were offset by start-up of new fields in the UK, and new wells in the US onshore.

Average daily entitlement production of liquids and gas  increased to 682 mboe per day in the first quarter of 2020 compared to
664 mboe per day in the first quarter of 2019. The increase was due to lower effects from production sharing agreements (PSA) [4] and US royalty volumes [4]. The net effects from PSA and US royalties were 157 mboe per day in the first quarter of 2020 compared to
177 mboe per day in the first quarter of 2019.

Net operating income was a USD 1,327 million loss in the first quarter of 2020 compared to positive USD 716 million in the first quarter of 2019. The negative development was primarily due to net impairment losses in the first quarter of 2020, and lower liquids and gas prices.

In the first quarter of 2020, net operating income was negatively impacted by net impairment losses of USD 1,397 million, mainly due to reduced price assumptions with the largest effect being on an unconventional onshore asset in North America(6).   In the first quarter of 2019, net operating income was positively impacted by an impairment reversal of USD 116 million and negatively impacted by an implementation effect of USD 81 million from a change of accounting policy for lifting imbalances.

Total revenues and other income decreased mainly due to lower liquids and gas prices.

Operating and administrative expenses decreased mainly due to lower royalties and production fees, driven by decreased prices and related volumes, and portfolio changes, partially offset by higher operating and transportation expenses due to new fields in operation and volume growth in the US onshore.

Depreciation, amortisation and net impairment losses increased due to net impairment losses.

Exploration expenses increased mainly due to impairments of assets, a higher portion of exploration expenditure capitalised in earlier years being expensed and higher drilling costs, partially offset by a higher portion of exploration expenditure being capitalised this quarter.

Income statement under IFRS	Quarters			Change
(in USD million)	Q1 2020	Q4 2019	Q1 2019	Q1 on Q1

Total revenues and other income	2,232	2,538	2,810	(21%)

Purchases [net of inventory variation]	(43)	(25)	(39)	10%
Operating and administrative expenses	(869)	(802)	(999)	(13%)
Depreciation, amortisation and net impairment losses	(2,107)	(1,313)	(902)	>100%
Exploration expenses	(541)	(338)	(154)	>100%

Net operating income/(loss)	(1,327)	60	716	N/A

(6) For more information, see note 2 Segments and note 8 Impact of the Covid-19 pandemic and oil price decline to the Condensed interim financial statements.

MARKETING, MIDSTREAM & PROCESSING

First quarter 2020 review

Natural gas sales volumes amounted to 16.4 billion standard cubic meters (bcm) in the first quarter of 2020, unchanged compared to the first quarter of 2019. Of the total gas sales in the first quarter of 2020, entitlement gas was 13.4 bcm, down 0.9 bcm from the first quarter of 2019. The decrease was mainly due to lower NCS entitlement volumes.

Liquids sales volumes amounted to 195.9 million barrels (mmbl) in the first quarter of 2020, up 13.7 mmbl compared to the first quarter of 2019 mainly due to increased volumes from the NCS.

Average invoiced European natural gas sales price was 41% lower in the first quarter of 2020 compared to the first quarter of 2019. Average invoiced North American piped gas sales price decreased by 41% in the same period due to the decreased Henry Hub price.

Net operating income was a USD 322 million loss in the first quarter of 2020 compared to positive USD 1,184 million in the first quarter of 2019. The decrease was mainly due to negative results from weak refinery margins and liquids trading. In addition, unrealised derivatives losses and inventory hedging effects of USD 18 million compared to gains of USD 706 million in the first quarter of 2019 contributed to the decrease. In the first quarter of 2020, negative effects from operational storage amounted to 343 million due to change in market prices, compared to positive 130 million in the same period last year. In addition, increased transportation costs and impairment related to a refinery asset added to the decrease.

Total revenues and other income decreased mainly due to lower prices for all products, partially offset by increased volumes for liquids.

Purchases [net of inventory variation] were stable. Lower prices for all products were offset by increased volumes for liquids.

Operating and administrative expenses increased mainly due to increased transportation costs.

Depreciation, amortisation and net impairment losses increased mainly due to an impairment related to a refinery asset.

Income statement under IFRS	Quarters			Change
(in USD million)	Q1 2020	Q4 2019	Q1 2019	Q1 on Q1

Total revenues and other income	14,802	14,474	15,839	(7%)

Purchases [net of inventory variation] [6]	(13,500)	(12,873)	(13,468)	0%
Operating and administrative expenses	(1,344)	(1,145)	(1,095)	23%
Depreciation, amortisation and net impairment losses	(280)	(96)	(93)	>100%

Net operating income/(loss)	(322)	360	1,184	N/A

CONDENSED INTERIM FINANCIAL STATEMENTS

First quarter 2020

CONSOLIDATED STATEMENT OF INCOME

		Quarters			Full year
(unaudited, in USD million)	Note	Q1 2020	Q4 2019	Q1 2019	2019*

Revenues	2	15,065	14,900	16,410	62,911
Net income/(loss) from equity accounted investments		71	14	64	164
Other income		(6)	255	8	1,283

Total revenues and other income	2	15,130	15,169	16,482	64,357

Purchases [net of inventory variation]		(7,396)	(6,603)	(6,656)	(29,532)
Operating expenses		(2,406)	(2,238)	(2,408)	(9,660)
Selling, general and administrative expenses		(197)	(167)	(231)	(809)
Depreciation, amortisation and net impairment losses	6	(4,438)	(4,165)	(2,188)	(13,204)
Exploration expenses		(635)	(480)	(268)	(1,854)

Total operating expenses	2	(15,072)	(13,653)	(11,751)	(55,058)

Net operating income/(loss)	2	58	1,516	4,732	9,299

Interest expenses and other financial expenses		(344)	(421)	(356)	(1,450)
Other financial items		367	(74)	504	1,443

Net financial items	4	23	(495)	149	(7)

Income/(loss) before tax		81	1,020	4,881	9,292

Income tax	5	(786)	(1,250)	(3,168)	(7,441)

Net income/(loss)		(705)	(230)	1,712	1,851

Attributable to equity holders of the company		(708)	(236)	1,711	1,843
Attributable to non-controlling interests		3	6	1	8

Basic earnings per share (in USD)		(0.21)	(0.07)	0.51	0.55
Diluted earnings per share (in USD)		(0.21)	(0.07)	0.51	0.55
Weighted average number of ordinary shares outstanding (in millions)		3,305	3,313	3,331	3,326
Weighted average number of ordinary shares outstanding, diluted (in millions)		3,312	3,322	3,337	3,334

* Audited

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Quarters			Full year
(unaudited, in USD million)	Q1 2020	Q4 2019	Q1 2019	2019*

Net income/(loss)	(705)	(230)	1,712	1,851

Actuarial gains/(losses) on defined benefit pension plans	122	63	120	427
Income tax effect on income and expenses recognised in OCI1)	(42)	(12)	(25)	(98)
Items that will not be reclassified to the Consolidated statement of income	80	51	94	330

Currency translation adjustments	(4,182)	1,203	324	(51)
Share of OCI from equity accounted investments	0	0	2	44
Items that may be subsequently reclassified to the Consolidated statement of income	(4,182)	1,203	326	(7)

Other comprehensive income/(loss)	(4,102)	1,253	420	323

Total comprehensive income/(loss)	(4,807)	1,023	2,132	2,174

Attributable to the equity holders of the company	(4,810)	1,017	2,131	2,166
Attributable to non-controlling interests	3	6	1	8

* Audited
1) Other comprehensive income (OCI)

CONSOLIDATED BALANCE SHEET

		At 31 March	At 31 December	At 31 March
(unaudited, in USD million)	Note	2020	2019*	2019

ASSETS
Property, plant and equipment	6	59,794	69,953	70,901
Intangible assets	6	10,145	10,738	10,614
Equity accounted investments		1,565	1,442	2,801
Deferred tax assets		3,833	3,881	3,475
Pension assets		682	1,093	947
Derivative financial instruments		1,339	1,365	1,033
Financial investments		3,018	3,600	2,885
Prepayments and financial receivables		1,163	1,214	1,073

Total non-current assets		81,540	93,285	93,728

Inventories		2,095	3,363	2,686
Trade and other receivables		6,301	8,233	8,680
Derivative financial instruments		1,247	578	1,444
Financial investments		6,100	7,426	9,157
Cash and cash equivalents		6,866	5,177	6,618

Total current assets		22,609	24,778	28,586

Total assets		104,150	118,063	122,313

EQUITY AND LIABILITIES
Shareholders' equity		36,327	41,139	45,098
Non-controlling interests		19	20	19

Total equity		36,346	41,159	45,117

Finance debt	4	22,912	24,945	26,398
Deferred tax liabilities		7,399	9,410	9,369
Pension liabilities		3,271	3,867	3,907
Provisions and other liabilities	7	14,763	17,951	17,131
Derivative financial instruments		1,063	1,173	1,136

Total non-current liabilities		49,408	57,346	57,941

Trade, other payables and provisions		7,944	10,450	9,172
Current tax payable	5	3,568	3,699	5,974
Finance debt	4	5,608	4,087	3,401
Dividends payable		0	859	0
Derivative financial instruments		1,275	462	708

Total current liabilities		18,395	19,557	19,255

Total liabilities		67,803	76,904	77,196

Total equity and liabilities		104,150	118,063	122,313

* Audited

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	OCI from equity accounted investments	Share-holders' equity	Non-controlling interests	Total equity

At 31 December 2018 *	1,185	8,247	38,790	(5,206)	(44)	42,970	19	42,990
Net income/(loss)			1,711			1,711	1	1,712
Other comprehensive income/(loss)			94	324	2	420		420
Total comprehensive income								2,132
Dividends			0			0		0
Other equity transactions		(4)	(0)			(4)	(1)	(5)

At 31 March 2019	1,185	8,243	40,595	(4,883)	(42)	45,098	19	45,117

At 31 December 2019 *	1,185	7,732	37,481	(5,258)		41,139	20	41,159
Net income/(loss)			(708)			(708)	3	(705)
Other comprehensive income/(loss)			80	(4,182)		(4,102)		(4,102)
Total comprehensive income								(4,807)
Dividends			0			0		0
Share buy-back1)
Other equity transactions		(3)	(0)			(3)	(4)	(6)

At 31 March 2020	1,185	7,729	36,853	(9,439)		36,327	19	36,346
* Audited

1)     In September 2019 Equinor launched a USD 5 billion share buy-back programme, where the first tranche of the programme of around
USD 1.5 billion has been finalized. A proportionate share of around USD 1.0 billion of shares from the Norwegian State will in accordance with an agreement with the Ministry of Petroleum and Energy be redeemed at the next annual general meeting for the Norwegian State to maintain their ownership percentage in Equinor.

      The market operations of the first tranche of USD 500 million has been recognised as a reduction in equity as treasury shares. The recognition of the State’s share will be deferred until the decision at the annual general meeting in May 2020.

Equinor has suspended the remaining share buy-back programme until further notice. The announced second tranche of around
USD 675 million, including the Norwegian State share, will under the current market conditions not be executed as previously announced and planned.

CONSOLIDATED STATEMENT OF CASH FLOWS

			Quarters		Full year
(unaudited, in USD million)	Note	Q1 2020	Q4 2019	Q1 2019	2019*

Income/(loss) before tax		81	1,020	4,881	9,292

Depreciation, amortisation and net impairment losses	6	4,438	4,165	2,188	13,204
Exploration expenditures written off		435	104	19	777
(Gains)/losses on foreign currency transactions and balances	4	(297)	(23)	12	(224)
(Gains)/losses on sale of assets and businesses	3	14	(193)	(8)	(1,187)
(Increase)/decrease in other items related to operating activities		235	(143)	287	1,016
(Increase)/decrease in net derivative financial instruments		(289)	393	(808)	(595)
Interest received		65	49	53	215
Interest paid		(182)	(197)	(169)	(723)

Cash flows provided by operating activities before taxes paid and working capital items		4,500	5,175	6,454	21,776

Taxes paid		(887)	(2,651)	(1,389)	(8,286)

(Increase)/decrease in working capital		1,431	(751)	69	259

Cash flows provided by operating activities		5,043	1,774	5,134	13,749

Cash used in business combinations1)	3	0	(0)	(438)	(2,274)
Capital expenditures and investments		(2,350)	(2,700)	(2,033)	(10,204)
(Increase)/decrease in financial investments		599	(212)	(2,462)	(1,012)
(Increase)/decrease in derivative financial instruments		(26)	3	39	298
(Increase)/decrease in other interest-bearing items		0	(18)	12	(10)
Proceeds from sale of assets and businesses	3	2	882	0	2,608

Cash flows used in investing activities		(1,776)	(2,045)	(4,882)	(10,594)

New finance debt		0	984	0	984
Repayment of finance debt		(305)	(1,029)	(263)	(2,419)
Dividends paid		(845)	(850)	(769)	(3,342)
Share buy-back2)		(58)	(351)	0	(442)
Net current finance debt and other		(49)	(237)	(129)	(277)

Cash flows provided by/(used in) financing activities		(1,257)	(1,483)	(1,161)	(5,496)

Net increase/(decrease) in cash and cash equivalents		2,010	(1,755)	(908)	(2,341)

Effect of exchange rate changes on cash and cash equivalents		(321)	115	(30)	(38)
Cash and cash equivalents at the beginning of the period (net of overdraft)		5,177	6,816	7,556	7,556

Cash and cash equivalents at the end of the period (net of overdraft)3)		6,866	5,177	6,618	5,177

* Audited

1)     Net after cash and cash equivalents acquired.

2)     For more information, see Consolidated statement of changes in equity.

3)     At 31 March 2020, 31 March 2019 and 31 December 2019 cash and cash equivalents net overdraft were zero.

Notes to the Condensed interim financial statements

1 Organisation and basis of preparation

Organisation and principal activities

Equinor ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Equinor group’s (Equinor’s) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products, and other forms of energy. Equinor ASA is listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA).

All Equinor's oil and gas activities and net assets on the Norwegian continental shelf (NCS) are owned by Equinor Energy AS, a 100% owned operating subsidiary of Equinor ASA. Equinor Energy AS is co-obligor or guarantor of certain debt obligations of Equinor ASA.

Equinor's Condensed interim financial statements for the first quarter of 2020 were authorised for issue by the board of directors on
6 May 2020.

Basis of preparation

These Condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The Condensed interim financial statements do not include all the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these Condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements for 2019. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, but the differences do not impact Equinor's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these Condensed interim financial statements is included in Equinor`s Consolidated annual financial statements for 2019.

On 1 January 2020, Equinor implemented amendments to IFRS 3 Business Combinations, which apply to relevant transactions that occur on or after the implementation date. The amendments introduce clarification to the definition of a business, and also establish an optional test to identify a concentration of fair value that, if applied and met, will lead to the conclusion that an acquired set of activities and assets is not a business.

There have been no other changes to the significant accounting policies in the first quarter of 2020 compared to the Consolidated annual financial statements for 2019.

The Condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. Certain amounts in the comparable periods in the note disclosures have been reclassified to conform to current period presentation. The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding.

The Condensed interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis, considering current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. The ongoing Covid-19 pandemic and the steep oil price decline experienced in the first quarter of 2020 create additional estimation uncertainties and impact key assumptions applied by Equinor in the valuation of our assets and the measurement of our liabilities, and related sensitivities. Reference is made to note 8 Impact of the Covid-19 pandemic and oil price decline for further information.

2 Segments

Equinor’s operations are managed through the following operating segments (business areas): Development & Production Norway (DPN), Development & Production International (DPI), Development & Production Brazil (DPB), Marketing, Midstream & Processing (MMP), New Energy Solutions (NES), Technology, Projects & Drilling (TPD), Exploration (EXP) and Global Strategy & Business Development (GSB).

The reporting segments Exploration & Production Norway (E&P Norway) and MMP consist of the business areas DPN and MMP respectively. The operating segments DPI and DPB are aggregated into the reporting segment Exploration & Production International (E&P International). The aggregation has its basis in similar economic characteristics, such as similar long-term average gross margins, the assets’ long term and capital-intensive nature and exposure to volatile oil and gas commodity prices, the nature of products, service and production processes, the type and class of customers, the methods of distribution and regulatory environment. The operating segments NES, GSB, TPD, EXP and corporate staffs and support functions are aggregated into the reporting segment “Other” due to the immateriality of these segments. The majority of the costs within the operating segments GSB, TPD and EXP are allocated to the E&P Norway, E&P International and MMP reporting segments.

The eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the first quarter of 2020 and 2019 is presented below. The reported measure of segment profit is net operating income/(loss).  Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments.

The measurement basis for segments is IFRS as applied by the group with the exception of IFRS 16 Leases and the line item Additions to PP&E, intangibles and equity accounted investments. All IFRS 16 leases are presented within the Other segment. The lease costs for the period are allocated to the different segments based on underlying lease payments, with a corresponding credit in the Other segment. Lease costs allocated to licence partners are recognised as other revenues in the Other segment. Additions to PP&E, intangible assets and equity accounted investments in the E&P and MMP segments include the period’s allocated lease costs related to activity being capitalised with a corresponding negative addition in the Other segment. The line item Additions to PP&E, intangibles and equity accounted investments excludes movements related to changes in asset retirement obligations.

First quarter 2020	E&P Norway	E&P International	MMP	Other	Eliminations	Total
(in USD million)

Revenues third party, other revenues and other income	8	307	14,695	49	0	15,059
Revenues inter-segment	3,530	1,909	96	1	(5,536)	0
Net income/(loss) from equity accounted investments	0	16	11	44	0	71

Total revenues and other income	3,537	2,232	14,802	94	(5,536)	15,130

Purchases [net of inventory variation]	0	(43)	(13,500)	(0)	6,146	(7,396)
Operating, selling, general and administrative expenses	(635)	(869)	(1,344)	59	187	(2,603)
Depreciation, amortisation and net impairment losses	(1,841)	(2,107)	(280)	(210)	0	(4,438)
Exploration expenses	(94)	(541)	0	0	0	(635)

Total operating expenses	(2,571)	(3,559)	(15,124)	(151)	6,333	(15,072)

Net operating income/(loss)	967	(1,327)	(322)	(57)	797	58

Additions to PP&E, intangibles and equity accounted investments	1,289	1,166	56	103	0	2,615

Balance sheet information
Equity accounted investments	2	501	91	972	0	1,565
Non-current segment assets	26,854	35,032	4,233	3,820	0	69,939
Non-current assets not allocated to segments						10,036

Total non-current assets						81,540

First quarter 2019	E&P Norway	E&P International	MMP	Other	Eliminations	Total
(in USD million)

Revenues third party, other revenues and other income	3	594	15,735	86	0	16,418
Revenues inter-segment	4,979	2,205	100	0	(7,284)	0
Net income/(loss) from equity accounted investments	6	11	5	42	0	64

Total revenues and other income	4,988	2,810	15,839	129	(7,284)	16,482

Purchases [net of inventory variation]	0	(39)	(13,468)	(0)	6,850	(6,656)
Operating, selling, general and administrative expenses	(736)	(999)	(1,095)	(1)	191	(2,639)
Depreciation, amortisation and net impairment losses	(1,019)	(902)	(93)	(174)	0	(2,188)
Exploration expenses	(114)	(154)	0	0	0	(268)

Total operating expenses	(1,869)	(2,094)	(14,655)	(175)	7,042	(11,751)

Net operating income/(loss)	3,119	716	1,184	(46)	(242)	4,732

Additions to PP&E, intangibles and equity accounted investments	1,223	1,221	487	467	0	3,398

Balance sheet information
Equity accounted investments	1,009	305	93	1,395	0	2,801
Non-current segment assets	32,218	39,333	5,347	4,617	0	81,515
Non-current assets not allocated to segments						9,411

Total non-current assets						93,728

In the first quarter of 2020 Equinor recognised net impairment of USD 2,453 million of which USD 59 million was classified as exploration expenses.

In the E&P Norway segment the net impairment was USD 862 million, hereof USD 3 million related to exploration assets. The impairments were triggered by decreased short-term oil price assumptions and construction delays mainly caused by the Covid-19 pandemic.

In the E&P International segment the net impairment was USD 1,397 million of which USD 56 million was classified as exploration expenses. In the North America onshore unconventional area the impairments were USD 872 million, in the North America conventional Gulf of Mexico USD 142 million, in the North America offshore other areas USD 86 million. In Europe and Asia the impairment was USD 289 million and the impairment reversal was USD 47 million. The impairments were triggered mainly by the decreased short-term oil price assumptions, but also construction delays and re-phasing of the production in the North America  - conventional other area and in the Europe and Asia area caused by the Covid-19 pandemic. In the Europe and Asia area the impairment reversal of USD 47 million was caused by increased reserves. Impairments classified as exploration were USD 16 million in the Sub Sahara area and USD 40 million in Australia.

In the MMP segment the impairments were USD 194 million whereof USD 193 million related to a refinery due to increased asset retirement estimate and expected lower refinery margins in the short term.  Due to the decline in commodity prices MMP has expensed USD 604 million in write-down of inventory included in the line item Purchases (net of inventory variation). The impact is largely offset by gain on derivatives included in the line item Revenues third party, other revenue and other income.

See also note 8 Impact of the Covid-19 pandemic and oil price decline.

For information regarding acquisition and disposal of interests, see note 3 Acquisitions and disposals.

Revenues from contracts with customers by geographical areas

When attributing the line item Revenues third party, other revenues and other income to the country of the legal entity executing the sale for the first quarter of 2020, Norway constitutes 80% and the US constitutes 15% of such revenues. For the first quarter of 2019 the revenues to Norway and US constituted 76% and 17% respectively.

Non-current assets by country

	At 31 March	At 31 December	At 31 March
(in USD million)	2020	2019	2019

Norway	32,274	40,292	39,477
USA	16,524	17,776	19,872
Brazil	8,619	8,724	7,991
UK	4,968	5,657	5,406
Azerbaijan	1,671	1,598	1,476
Canada	1,372	1,672	1,621
Angola	1,320	1,564	1,870
Tanzania	964	964	963
Algeria	880	915	979
Denmark	862	984	851
Other countries	2,051	1,986	3,811

Total non-current assets1)	71,505	82,133	84,316

1)   Excluding deferred tax assets, pension assets, non-current financial assets and assets classified as held for sale.

Revenues from contracts with customers and other revenues
	Quarters			Full Year
(in USD million)	Q1 2020	Q4 2019	Q1 2019	2019

Crude oil	7,840	7,837	7,610	33,505

Natural gas	2,170	2,642	3,766	11,281
- European gas	1,767	2,154	3,162	9,366
- North American gas	290	354	434	1,359
- Other incl LNG	113	134	170	556

Refined products	2,029	2,879	2,503	10,652
Natural gas liquids	1,449	1,548	1,492	5,807
Transportation	329	295	304	967
Other sales	136	27	132	445

Revenues from contracts with customers	13,954	15,229	15,807	62,657

Taxes paid in-kind	47	73	83	344
Physically settled commodity derivatives	99	(110)	(60)	(1,086)
Gain/(loss) on commodity derivatives	912	(354)	513	732
Other revenues	52	62	67	265
Total other revenues	1,110	(329)	603	254

Revenues	15,065	14,900	16,410	62,911

3 Acquisitions and disposals

Investment in interest onshore Argentina

On 30 January 2020 Equinor closed a transaction to acquire a 50% ownership share in SPM Argentina S.A (SPM) from Schlumberger Production Management Holding Argentina B.V.  Shell acquired the remaining 50% ownership share of SPM.  SPM holds a 49% interest in the Bandurria Sur onshore block in Argentina, and the block is in the pilot phase of development. The consideration including preliminary adjustments was USD 185 million. The acquisition is accounted for as a joint venture using the equity method. Final consideration is expected in the second quarter of 2020 and the investment is accounted for in the E&P International segment.

4 Financial items

	Quarters			Full year
(in USD million)	Q1 2020	Q4 2019	Q1 2019	2019

Gains/(losses) on net foreign exchange	297	23	(12)	224
Interest income and other financial items	(122)	210	211	746
Gains/(losses) on derivative financial instruments	193	(308)	306	473
Interest and other finance expenses	(344)	(421)	(356)	(1,450)

Net financial items	23	(495)	149	(7)

Gains/(losses) on derivative financial instruments is a gain of USD 193 million in the first quarter of 2020 mainly due to decreased interest rates, compared to a gain of USD 306 million in the first quarter of 2019 mainly due to decreased interest rates.

Equinor has a US Commercial paper programme available with a limit of USD 5 billion of which USD 335 million has been utilised as of
31 March 2020.

In the first quarter of 2020, Equinor recorded total lease payments of USD 337 million, of which USD 32 million were payment of interests and USD 305 million were down-payments of lease liabilities. Lease liabilities per 31 March 2020 were USD 3,902 million, presented in the balance sheet within the line items Current and Non-current finance debt with USD 1,076 million and USD 2,826 million respectively.

On 6 April 2020 Equinor ASA issued bonds with maturities from 5 to 30 years for a total amount of USD 5 billion. The bonds were issued in USD and are fully and unconditionally guaranteed by Equinor Energy AS, and will be recognised in the second quarter of 2020.

5 Income taxes

	Quarters			Full year
(in USD million)	Q1 2020	Q4 2019	Q1 2019	2019

Income/(loss) before tax	81	1,020	4,881	9,292
Income tax expense	(786)	(1,250)	(3,168)	(7,441)
Effective tax rate	>100%	>100%	64.9%	80.1%

The tax rate for the first quarter of 2020 was primarily influenced by losses including impairments recognised in countries with unrecognised deferred taxes or in countries with lower than average tax rates and currency effects in entities that are taxable in other currencies than the functional currency.

The tax rate for the fourth quarter of 2019 and for the full year 2019 was primarily influenced by losses recognised in countries with unrecognised deferred tax assets or in countries with lower than average tax rates, partially offset by tax exempted gains on divestments. The tax rate for the fourth quarter of 2019 was also influenced by currency effects in entities that are taxable in other currencies than the functional currency.

The tax rate for the first quarter of 2019 was primarily influenced by positive operating income in countries with unrecognised deferred tax assets.

6 Property, plant and equipment and intangible assets

(in USD million)	Property, plant and equipment	Intangible assets

Balance at 31 December 2019	69,953	10,738
Additions	721	237
Transfers	29	(29)
Disposals and reclassifications	(67)	(2)
Expensed exploration expenditures and net impairment losses	-	(435)
Depreciation, amortisation and net impairment losses	(4,432)	(5)
Effect of foreign currency translation adjustments	(6,409)	(360)

Balance at 31 March 2020	59,794	10,145

Right-of-use (RoU) assets are included within property, plant and equipment with a book value of USD 3,619 million per 31 March 2020. Additions to RoU assets amounts to USD 186 million. Gross depreciation of RoU assets amounts to USD 295 million in the first quarter of 2020, of which depreciation costs of USD 94 million have been allocated to exploration and development activities, are presented net on the depreciation, amortisation and net impairment losses and additions lines in the table above.

Impairments and impairment reversals
For information on impairment losses and reversals per reporting segment, see note 2 Segments.

First quarter 2020	Property, plant and equipment	Intangible assets	Total
(in USD million)

Producing and development assets	2,116	277	2,393
Goodwill	-	1	1
Acquisition costs related to oil and gas prospects	-	59	59

Total net impairment losses (reversals) recognised	2,116	337	2,453

The net impairment charges have been recognised in the Consolidated statement of income as Depreciation, amortisation and net impairment losses and Exploration expenses based on the impaired assets’ nature of property, plant and equipment and intangible assets, respectively.

The recoverable amounts in the first quarter of 2020 were based on value in use.

Value in use estimates and discounted cash flows used to determine the recoverable amount of assets tested for impairment are based on internal forecasts on costs, production profiles and commodity prices.

The commodity prices used as assumptions for the impairment calculations in the first quarter 2020 are disclosed in the table below. The figures in brackets are the prices used in impairment calculations in the fourth quarter of 2019.

See also note 8 Impact of the Covid-19 pandemic and oil price decline.

Year Prices in real terms 1)	2020		2025		2030

Brent Blend (USD/bbl)	31	(59)	77	(77)	80	(80)
NBP (USD/mmBtu)	2.6	(4.2)	7.0	(7.0)	7.5	(7.5)
Henry Hub (USD/mmBtu)	2.0	(2.4)	3.1	(3.1)	3.6	(3.6)
1) Basis year 2019

7 Provisions, commitments, contingent liabilities and contingent assets

Equinor's estimated asset retirement obligations (ARO) have decreased by USD 3,080 million compared to year-end 2019, mainly due to currency fluctuation and increased discount rates. Changes in ARO are reflected within property, plant and equipment and provisions in the Consolidated balance sheet.

During the normal course of its business Equinor is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined now. Equinor has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

8 Impact of the Covid-19 pandemic and oil price decline

A considerable decline in oil prices during the first quarter 2020, triggered among other factors by lower demand due to the Covid-19 pandemic, significantly impacts the energy industry and Equinor. High volatility and decline in short-term oil prices have continued subsequent to the first quarter end. The full extent, duration and consequences of the Covid-19 pandemic and the resulting operational and economic impact for Equinor cannot be ascertained at this time. However, resulting changes in market risk and economic circumstances in the first quarter of 2020 impact certain of Equinor’s assumptions about the future and related sources of estimation uncertainty. Updates of certain information previously provided in the year-end 2019 Consolidated financial statements, as well as other relevant information, are consequently included below.

Long-term risk-free interest rates have decreased by approximately 1.3 percentage points in the period from year-end 2019 until 31 March 2020, while Equinor’s own credit spread at the end of the quarter was somewhat higher than earlier due to the current market situation. Equinor has maintained the rating from the rating agencies. The discount rates applied at 31 March 2020 in the estimation of impairments, certain fair values of assets and liabilities, and other relevant elements have consequently not changed materially compared to year-end 2019. The discount rate applied for ARO estimation has increased by 0.6 percentage points.

Due to market developments and related consequences, certain Equinor suppliers and customers have indicated that contractual clauses such as those involving force majeure are being explored. The impact for Equinor, if any, cannot be ascertained at this time.

As a consequence of the imbalances in the oil market and the significant oil price decline in 2020, the OPEC has announced production cuts starting on 1 May 2020. Equinor has some of its oil production activities in countries affected by OPEC’s announcement, which may impact the level and timing of our future production. In Norway, where Equinor has production on the NCS, the Norwegian government has also announced unilateral oil production cuts. The impact for Equinor of the world-wide announced oil production cut measures cannot be clearly determined at this time.

As a measure to maintain activity in the oil and gas related industry, the Norwegian government has announced that they will propose temporary targeted changes to Norway’s petroleum tax system. The suggested changes include accelerated tax depreciation for investments incurred or approved during 2020 and 2021 and a reduction on the accumulated tax uplift for the special tax from 20.8% to 10.0%. The proposition will, as it currently is presented, provide companies with a direct tax deduction instead of tax depreciation over
6 years for the special petroleum tax, while the tax uplift benefit will decrease. Tax depreciation towards the ordinary corporate tax will remain with a six-year depreciation profile. The totality will be a short-term strengthening of liquidity for the first years and an increase in total accumulated special tax paid for the later years of the current depreciation period.

An updated overview of Equinor’s price assumptions as of 31 March 2020 has been provided in note 6 Property, plant and equipment and intangible assets.

Equinor has evaluated the reasonable possible changes in certain assumptions as of 31 March 2020. For interest rate and equity price the reasonable possible change remains unchanged, while the currency risk has changed from +/- 9% to +/- 12%.

The table below contains the price risk sensitivities of Equinor's commodity-based derivatives contracts. As of 31 March 2020, the reasonable possible change in prices is deemed to be -50% /+100% based on the duration of the derivatives. Equinor enters into commodity-based derivative contracts mainly to manage short-term commodity risk. However, since none of the derivative financial instruments included in the table below are part of formal hedging relationships, any changes in their fair values would be recognised in the Consolidated statement of income.

Commodity price sensitivity	31 March 2020		31 December 2019
(in USD million)	- 50%	+ 100%	- 30%	+ 30%

Crude oil and refined products net gain/(losses)	101	(191)	569	(563)
Natural gas and electricity net gains/(losses)	274	527	(33)	49

9 Subsequent events

On 6 April 2020, Equinor ASA issued bonds for a total amount of USD 5 billion, see note 4 Financial items.

On 22 April 2020, the board of directors resolved to declare a dividend for the first quarter of 2020 of USD 0.09 per share. The Equinor share will trade ex-dividend 14 August 2020 on Oslo Børs and for ADR holders on New York Stock Exchange. Record date will be 17 August 2020 and payment date will be 28 August 2020.

On 5 May 2020, Equinor divested its remaining (4.9%) financial shareholding in Lundin Energy AB (formerly Lundin Petroleum AB). The consideration was SEK 3.3 billion (USD 0.3 billion). Closing is expected on 8 May 2020. The impact on the Consolidated statement of income will be approximately USD 0.1 billion and will be recognised as financial income in the second quarter.

See also note 8 Impact of the Covid-19 pandemic and oil price decline, which includes information on proposed temporary amendments to the Norwegian petroleum tax system as well as unilateral oil production cuts announced by the Norwegian and other governments.

Supplementary disclosures

Operational data

	Quarters			Change
Operational data	Q1 2020	Q4 2019	Q1 2019	Q1 on Q1

Prices
Average Brent oil price (USD/bbl)	50.3	63.3	63.2	(20%)
E&P Norway average liquids price (USD/bbl)	44.7	59.3	57.0	(22%)
E&P International average liquids price (USD/bbl)	43.6	52.8	54.6	(20%)
Group average liquids price (USD/bbl) [1]	44.2	56.5	55.8	(21%)
Group average liquids price (NOK/bbl) [1]	420	515	479	(12%)
Transfer price natural gas (USD/mmbtu) [9]	2.61	3.88	5.57	(53%)
Average invoiced gas prices - Europe (USD/mmbtu) [8]	4.06	5.31	6.89	(41%)
Average invoiced gas prices - North America (USD/mmbtu) [8]	1.86	2.23	3.13	(41%)
Refining reference margin (USD/bbl) [2]	1.8	3.0	3.0	(40%)

Entitlement production (mboe per day)
E&P Norway entitlement liquids production	649	619	546	19%
E&P International entitlement liquids production	451	458	443	2%
Group entitlement liquids production	1,100	1,077	988	11%
E&P Norway entitlement gas production	745	727	792	(6%)
E&P International entitlement gas production	231	252	221	5%
Group entitlement gas production	976	979	1,013	(4%)
Total entitlement liquids and gas production [3]	2,076	2,056	2,001	4%

Equity production (mboe per day)
E&P Norway equity liquids production	649	619	546	19%
E&P International equity liquids production	567	564	567	(0%)
Group equity liquids production	1,216	1,182	1,112	9%
E&P Norway equity gas production	745	727	792	(6%)
E&P International equity gas production	273	289	274	(1%)
Group equity gas production	1,018	1,015	1,066	(5%)
Total equity liquids and gas production [4]	2,233	2,198	2,178	3%

NES power production
Power generation (GWh)	559.0	476.0	547.0	2%

Exchange rates

	Quarters			Change
Exchange rates	Q1 2020	Q4 2019	Q1 2019	Q1 on Q1

NOK/USD average daily exchange rate	0.1053	0.1097	0.1166	(10%)
NOK/USD period-end exchange rate	0.0952	0.1139	0.1163	(18%)
USD/NOK average daily exchange rate	9.5007	9.1177	8.5779	11%
USD/NOK period-end exchange rate	10.5057	8.7803	8.5972	22%
EUR/USD average daily exchange rate	1.1019	1.1071	1.1357	(3%)
EUR/USD period-end exchange rate	1.0956	1.1234	1.1235	(2%)

Health, safety and the environment

Twelve months average per			First quarter	First quarter
Q1 2020	Q1 2019	Health, safety and the environment	2020	2019

		Injury/incident frequency
2.3	2.9	Total recordable injury frequency (TRIF)	2.0	2.7
0.6	0.6	Serious Incident Frequency (SIF)	0.5	0.7
		Oil spills
217	219	Accidental oil spills (number of)	50	52
9,066	57	Accidental oil spills (cubic metres)	93	10

			First quarter	Full year
Climate			2020	2019

Upstream CO2 intensity (kg CO2/boe) 1)			8.1	9.5

1)      Total scope 1 emissions of CO2 (kg CO2) from exploration and production, divided by total production (boe).

Exploration expenses

Exploration expenses	Quarters			Change
(in USD million)	Q1 2020	Q4 2019	Q1 2019	Q1 on Q1

E&P Norway exploration expenditures	130	180	121	7%
E&P International exploration expenditures	265	299	207	28%

Group exploration expenditures	395	479	328	20%1)
Expensed, previously capitalised exploration expenditures	98	61	16	>100%
Capitalised share of current period's exploration activity	(195)	(103)	(79)	>100%
Impairment (reversal of impairment)	336	43	3	>100%

Exploration expenses according to IFRS	635	480	268	>100%

1) 22 wells with activity with 5 completed in the first quarter of 2020 compared to 24 wells with 11 completed in the first quarter of 2019.

Calculation of capital employed and net debt to capital employed ratio

The table below reconciles the net interest-bearing debt adjusted, the capital employed, the net debt to capital employed ratio adjusted including lease liabilities and the net debt to capital employed adjusted ratio with the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio		At 31 March	At 31 December	At 31 March
(in USD million)		2020	2019	2019

Shareholders' equity		36,327	41,139	45,098
Non-controlling interests		19	20	19

Total equity	A	36,346	41,159	45,117

Current finance debt		5,608	4,087	3,401
Non-current finance debt		22,912	24,945	26,398

Gross interest-bearing debt	B	28,520	29,032	29,799

Cash and cash equivalents		6,866	5,177	6,618
Current financial investments		6,100	7,426	9,157

Cash and cash equivalents and financial investment	C	12,966	12,604	15,775

Net interest-bearing debt [10]	B1 = B-C	15,554	16,429	14,025

Other interest-bearing elements 1)		608	791	1,022
Normalisation for cash-build up before tax payment (50% of Tax Payment) 2)		362	-	608

Net interest-bearing debt adjusted normalised for tax payment, including lease liabilities [5]	B2	16,524	17,219	15,654

Lease liabilities		3,902	4,339	4,768

Net interest-bearing debt adjusted [5]	B3	12,622	12,880	10,886

Calculation of capital employed [5]
Capital employed	A+B1	51,900	57,588	59,142
Capital employed adjusted, including lease liabilities	A+B2	52,870	58,378	60,771
Capital employed adjusted	A+B3	48,968	54,039	56,003

Calculated net debt to capital employed [5]
Net debt to capital employed	(B1)/(A+B1)	30.0%	28.5%	23.7%
Net debt to capital employed adjusted, including lease liabilities	(B2)/(A+B2)	31.3%	29.5%	25.8%
Net debt to capital employed adjusted	(B3)/(A+B3)	25.8%	23.8%	19.4%

1)      Cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Equinor Insurance AS classified as current financial investments.

2)      Adjustment to net interest-bearing debt for cash build-up in the first quarter and the third quarter before tax payment on 1 April and 1 October. This is to exclude 50% of the cash build-up to have a more even allocation of tax payments between the four quarters and hence a more representative net interest-bearing debt.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts or certain accounting items that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

Management considers adjusted earnings and adjusted earnings after tax together with other non-GAAP financial measures as defined below, to provide a better indication of the underlying operational and financial performance in the period (excluding financing), and therefore better facilitate comparisons between periods.

The following financial measures may be considered non-GAAP financial measures:

•          Net debt to capital employed, Net debt to capital employed adjusted, including lease liabilities and Net debt to capital employed ratio adjusted – Following implementation of IFRS 16 Equinor presents a “net debt to capital employed adjusted” excluding lease liabilities from the gross interest-bearing debt. Comparable numbers are presented in the table Calculation of capital employed and net debt to capital employed ratio in the report include Finance lease according to IAS17, adjusted for marketing instruction agreement

•          Organic capital expenditures – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 2 Segments to the Condensed financial interim statements, amounted to USD 2.6 billion in first quarter of 2020. Organic capital expenditures are capital expenditures excluding acquisitions, recognized lease assets (RoU assets) and other investments with significant different cash flow pattern. In the first quarter of 2020, a total of USD 0.3 billion were excluded from the organic capital expenditures. Forward-looking organic capital expenditures included in this report are not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from such IFRS measure to determine organic capital expenditures cannot be predicted with reasonable certainty.

•          Free cash flow for the first quarter 2020 includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (USD 4.5 billion), taxes paid (negative USD 0.9 billion), cash used in business combinations (USD 0.0 billion), capital expenditures and investments (negative USD 2.4 billion), (increase) decrease in other items interest bearing (USD 0.0 billion), proceeds from sale of assets and businesses (USD 0.0 billion), dividend paid (negative USD 0.8 billion) and share buy-back (USD 0.0 billion), resulting in a free cash flow of USD 0.4 billion in the first quarter of 2020

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "expect", "believe", "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance", “targets”, “in line with”, “consistent” and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than statements of historical fact, including, among others, statements regarding Equinor’s plans, intentions, aims, ambitions and expectations with respect to the Covid-19 pandemic including its impacts, consequences and risks; Equinor’s USD 3 billion action plan for 2020 to strengthen financial resilience; Equinor’s response to the Covid-19 pandemic, including anticipated measures to protect people, operations and value creation, operating costs and assumptions; the commitment to develop as a broad energy company; future financial performance, including cash flow and liquidity; the share buy-back programme, including its suspension and the redemption of the Norwegian State’s shares; accounting policies; production cuts, including their impact on the level and timing of Equinor’s production; Norway’s petroleum tax system; market outlook and future economic projections and assumptions, including commodity price assumptions; organic capital expenditures through 2023; intention to mature its portfolio; estimates regarding exploration activity levels; ambition to keep unit of production cost in the top quartile of its peer group; scheduled maintenance activity and the effects on equity production thereof; expected amount and timing of dividend payments; and provisions and contingent liabilities.

You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing, in particular in light of recent significant oil price volatility triggered, among other things, by the changing dynamic among OPEC+ members and the uncertainty regarding demand created by the Covid-19 pandemic; the impact of Covid-19; levels and calculations of reserves and material differences from reserves estimates; unsuccessful drilling; operational problems; health, safety and environmental risks; natural disasters, adverse weather conditions, climate change, and other changes to business conditions; the effects of climate change; regulations on hydraulic fracturing; security breaches, including breaches of our digital infrastructure (cybersecurity); ineffectiveness of crisis management systems; the actions of competitors; the development and use of new technology, particularly in the renewable energy sector; inability to meet strategic objectives; the difficulties involving transportation infrastructure; political and social stability and economic growth in relevant areas of the world; an inability to attract and retain personnel; inadequate insurance coverage; changes or uncertainty in or non-compliance with laws and governmental regulations; the actions of the Norwegian state as majority shareholder; failure to meet our ethical and social standards; the political and economic policies of Norway and other oil-producing countries; non-compliance with international trade sanctions; the actions of field partners; adverse changes in tax regimes; exchange rate and interest rate fluctuations; factors relating to trading, supply and financial risk; general economic conditions; and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Equinor’s business, is contained in Equinor’s Annual Report on Form 20-F for the year ended December 31, 2019, filed with the U.S. Securities and Exchange Commission (including section 2.11 Risk review - Risk factors thereof). Equinor’s 2019 Annual Report and Form 20-F is available at Equinor’s website www.equinor.com. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of these forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, whether to make them either conform to actual results or changes in our expectations or otherwise.

We use certain terms in this document, such as “resource” and “resources” that the SEC’s rules prohibit us from including in our filings with the SEC. U.S. investors are urged to closely consider the disclosures in our Form 20-F, SEC File No. 1-15200. This form is available on our website or by calling 1-800-SEC-0330 or logging on to www.sec.gov.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

END NOTES

1.     The group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2.     The refining reference margin is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3.     Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.

4.     Equity volumes represent produced volumes under a production sharing agreement (PSA) that correspond to Equinor's ownership share in a field. Entitlement volumes, on the other hand, represent Equinor's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5.     These are non-GAAP figures. See “Use and reconciliation of non-GAAP financial measures” in the report for more details.

6.     Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Equinor sells the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures are refunded by the State. All transactions are considered priced on an arm’s-length basis.

7.     The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates. The growth percentage is based on historical production numbers, adjusted for portfolio measures.

8.     The group's average invoiced gas prices include volumes sold by the MMP segment.

9.     The internal transfer price paid from MMP to E&P Norway.

10.  Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions is not netted in the balance sheet and results in over-reporting of the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

EQUINOR ASA

(Registrant)

Dated: 07 May, 2020

By: ___/s/ Lars Christian Bacher

Name: Lars Christian Bacher

Title:    Chief Financial Officer